January 11, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE, Washington, D.C. 20549

Re:	Mike the Pike Productions, Inc.
Form 10-12G
File No. 000-55298

RE: Form RW-Withdrawal of Form 10-12G Registration

Dear Ladies and Gentlmen;

Mike the Pike Productions, Inc. File No: 000-55298 (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Form 10-12G Registration filed on December 19, 2022.

The Company requests withdrawal of the Form 10-12G Registration due to omitted data.

Regards,

Mark Newbauer

Chief Executive Officer